CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Euro Floating Rate Senior Registered Notes Due 2022	$1,360,250,000.00	$157,652.98
Euro Fixed Rate Senior Registered Notes Due 2026	$1,617,070,641.00	$187,418.49

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.0882 per Euro 1.00 as of October 24, 2016.

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 1,123 to Registration Statement No. 333-200365 Dated October 24, 2016 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Floating Rate Senior Registered Notes Due 2022
Euro Fixed Rate Senior Registered Notes Due 2026
We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series G, Euro Floating Rate Senior Registered Notes Due 2022 (the “floating rate notes”) (i) in whole but not in part, on January 27, 2021, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption of Floating Rate Notes” and (ii) under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement. We may not redeem the Global Medium-Term Notes, Series G, Euro Fixed Rate Senior Registered Notes Due 2026 (the “fixed rate notes” and, together with the floating rate notes, the “notes”) prior to the maturity thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for each of the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the floating rate notes in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and we describe the basic features of the fixed rate notes in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-3.

Floating Rate Notes Due 2022		Fixed Rate Notes Due 2026
Principal Amount:	€1,250,000,000	Principal Amount:	€1,500,000,000
Maturity Date:	January 27, 2022	Maturity Date:	October 27, 2026
Settlement Date		Settlement Date
(Original Issue Date):	October 27, 2016 (T+3)	(Original Issue Date):	October 27, 2016 (T+3)
Interest Accrual Date:	October 27, 2016	Interest Accrual Date:	October 27, 2016
Issue Price:	100.00%	Issue Price:	99.067%
Specified Currency:	Euro (“€”)	Specified Currency:	Euro (“€”)
Redemption Percentage		Redemption Percentage
at Maturity	100%	at Maturity:	100%
Base Rate:	EURIBOR	Interest Rate:	1.375% per annum (calculated on an
Spread (Plus or Minus):	Plus 0.70%		actual/actual (ICMA) day count basis)
Index Maturity:	Three months	Interest Payment Period:	Annual
Initial Interest Rate:	The Base Rate plus 0.70%; to be	Interest Payment Dates:	Each October 27, commencing October
	determined by the Calculation		27, 2017
	Agent on the second TARGET	Business Days:	London, TARGET Settlement Day and
	Settlement Day immediately		New York
preceding the Original Issue Date
(continued on the next page)		(continued on the next page)

With respect to the floating rate notes, we describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus. With respect to the fixed rate notes, we describe how interest is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable. References in the accompanying prospectus supplement to the prospectus dated November 19, 2014 shall refer to the accompanying prospectus dated February 16, 2016.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MUFG

Floating Rate Notes Due 2022 (continued)		Fixed Rate Notes Due 2026 (continued)
Interest Payment Dates:	Quarterly	Business Day Convention:	Following unadjusted
Interest Payment Dates:	Each January 27, April 27,	Tax Redemption and
	July 27 and October 27,	Payment of Additional
	commencing January 27,	Amounts:	Yes
	2017	Minimum Denominations:	€100,000 and integral multiples
Interest Reset Period:	Quarterly		of €1,000 in excess thereof
Interest Reset Dates:	Each Interest Payment Date	ISIN:	XS1511787589
Interest Determination Dates:	The second TARGET	Common Code:	151178758
	Settlement Day immediately	Form of Notes:	Global note registered in the
	preceding each interest reset		name of a nominee of a common
	date		safekeeper for Euroclear and
Business Days:	London, TARGET Settlement		Clearstream, Luxembourg;
	Day and New York		issued under the New
Tax Redemption and			Safekeeping Structure
Payment of Additional		Eurosystem Eligibility:	Intended to be Eurosystem
Amounts:	Yes		eligible, which means that the
Minimum Denominations:	€100,000 and integral		notes are intended upon issue to
	multiples of €1,000 in excess		be deposited with an
	thereof		international central securities
Reporting Service:	Page EURIBOR01		depository (“ICSD”) as common
Calculation Agent:	The Bank of New York		safekeeper, and registered in the
	Mellon, London Branch (as		name of a nominee of an ICSD
	successor Calculation Agent		acting as common safekeeper,
	to JPMorgan Chase Bank,		and does not necessarily mean
	N.A. (formerly known as		that the notes will be recognized
	JPMorgan Chase Bank))		as eligible collateral for
ISIN:	XS1511787407		Eurosystem monetary policy and
Common Code:	151178740		intra‑day credit operations by
Form of Notes:	Global note registered in the		the Eurosystem either upon issue
	name of a nominee of a		or at any or all times during
	common safekeeper for		their life. Such recognition will
	Euroclear and Clearstream,		depend upon the European
	Luxembourg; issued under		Central Bank being satisfied that
	the New Safekeeping		Eurosystem eligibility criteria
	Structure		have been met.
Eurosystem Eligibility:
Intended to be Eurosystem eligible, which means that the notes are intended upon issue to be deposited with an international central securities depository (“ICSD”) as common safekeeper, and registered in the name of a nominee of an ICSD acting as common safekeeper, and does not necessarily mean that the notes will be recognized as eligible collateral for Eurosystem monetary policy and intra‑day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the European Central Bank being satisfied that Eurosystem eligibility criteria have been met.
		Other Provisions:	None
Other Provisions:	See “Optional Redemption
for Floating Rate Notes”
below

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the floating rate notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

The floating rate notes have early redemption risk. We retain the option to redeem the floating rate notes, in whole but not in part, on January 27, 2021, on at least 15 but not more than 60 days’ prior notice.  It is more likely that we will redeem the floating rate notes prior to their stated maturity date to the extent that the interest payable on the floating rate notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the floating rate notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption of Floating Rate Notes

We may, at our option, redeem the floating rate notes, in whole but not in part, on January 27, 2021, on at least 15 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the floating rate notes to but excluding the redemption date.

 On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the floating rate notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the floating rate notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder.  Please see “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On October 24, 2016, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.65%, plus accrued interest, if any, for the floating rate notes and at a net price of 98.617%, plus accrued interest, if any, for the fixed rate notes, each of  which we refer to as the “purchase price” for the respective notes.  The purchase price for the floating rate notes equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of the floating rate notes and the purchase price for the fixed rate notes equals the stated issue price of 99.067%, plus accrued interest, if any, less a combined management and underwriting commission of 0.450% of the principal amount of the fixed rate notes.

Name	Principal Amount of Floating Rate Notes Due 2022	Principal Amount of Fixed Rate Notes Due 2026
Morgan Stanley & Co. International plc	€906,250,000	€1,087,500,000
MUFG Securities EMEA plc	125,000,000	150,000,000
ABN AMRO Bank N.V.	-	37,500,000
Banco Santander, S.A.	-	37,500,000
Commerzbank Aktiengesellschaft	31,250,000	-
Coöperatieve Rabobank U.A. (Rabobank)	-	37,500,000
Crédit Agricole Corporate and Investment Bank	31,250,000	-
Danske Bank A/S	31,250,000	-
ING Bank N.V. Belgian Branch	-	37,500,000
Natixis	-	37,500,000
Skandinaviska Enskilda Banken AB (publ)	31,250,000	-
Société Générale	-	37,500,000
Standard Chartered Bank	31,250,000	-
Swedbank AB (publ)	31,250,000	-
The Royal Bank of Scotland plc	-	37,500,000
UniCredit Bank AG	31,250,000	-
Total	€1,250,000,000	€1,500,000,000

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary.  Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities EMEA plc (one of the managers), holds an approximately 22% interest in Morgan Stanley.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

MUFG Securities EMEA plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MUFG Securities Americas Inc.  MUFG Securities Americas Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MUFG Securities Americas Inc. or any of the other affiliates of MUFG Securities EMEA plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.

ABN AMRO Bank N.V., Banco Santander, S.A., Commerzbank Aktiengesellschaft, Coöperatieve Rabobank U.A. (Rabobank), Crédit Agricole Corporate and Investment Bank, Danske Bank A/S, ING Bank N.V. Belgian Branch, Natixis, Skandinaviska Enskilda Banken AB (publ), Société Générale, Standard Chartered Bank, Swedbank AB (publ), The Royal Bank of Scotland plc and UniCredit Bank AG are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

In addition to the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to Canada:

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the managers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper’s effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 16, 2016, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 16, 2016. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.